PRICING SUPPLEMENT No. 016-dated November 21, 2003
--------------------------------------------------
(TO PROSPECTUS DATED JULY 10, 2002 AND                            RULE 424(b)(2)
PROSPECTUS SUPPLEMENT DATED AUGUST 23, 2002)                  FILE NO. 333-86336


                                   $25,000,000

                              THE GILLETTE COMPANY

                          FLOATING RATE NOTES DUE 2043

                                 --------------

         We are offering $25,000,000 aggregate principal amount of Floating Rate Notes due 2043 (the "notes") pursuant to this pricing supplement. The notes will be issued as part of a previously established series of senior debt securities designated as CoreNotesSM under an indenture dated as of April 11, 2002, as amended or supplemented from time to time (the "indenture"), between us and J.P. Morgan Trust Company, National Association, successor to Bank One, N.A. The notes will be general unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness outstanding from time to time.

         We will pay interest on the notes quarterly on January 2, April 2, July 2 and October 2 of each year, beginning on January 2, 2004. Interest on the notes will accrue from October 2, 2003 at a floating rate per annum equal to Three-Month LIBOR, reset quarterly on each interest payment date, minus 0.30%. We will issue the notes only in denominations of $1,000 and integral multiples of $1,000.

         The notes will mature on April 2, 2043. However, we have the option to redeem the notes, in whole or in part, on or after April 2, 2033, at the redemption prices listed in this pricing supplement plus unpaid interest accrued thereon to the redemption date.

         Beginning on April 2, 2004, each holder of a note will have the option to require us to repay such note, in whole or in part, on April 2 of every year from 2004 through 2014 and on April 2 of every third year thereafter (i.e., beginning on April 2, 2017) at the repayment prices listed in this pricing supplement plus unpaid interest accrued thereon to the repayment date.

                                 --------------


                                                          PER NOTE       TOTAL
                                                          --------       -----
Public offering price (1)................................   100%      $25,000,000
Underwriting discount....................................     1%         $250,000
 Proceeds (before expenses) to The Gillette Company (1)..    99%      $24,750,000


        (1) Plus accrued interest from October 2, 2003

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

         We expect that the notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about December 1, 2003.

                               -------------------

                                 MORGAN STANLEY

                              --------------------

           The date of this pricing supplement is November 21, 2003.

                               TABLE OF CONTENTS

                               PRICING SUPPLEMENT

About This Pricing Supplement.........................................  PS-3
Risk Factors..........................................................  PS-3
Description of the Notes..............................................  PS-4
Material United States Federal Income Tax Considerations..............  PS-7
Supplemental Plan of Distribution.....................................  PS-7



                              PROSPECTUS SUPPLEMENT

About This Prospectus Supplement, The Accompanying
      Prospectus and Pricing Supplements..............................   S-4
Summary...............................................................   S-5
Risk Factors..........................................................   S-7
Description of the Notes..............................................   S-9
Material United States Federal Income Tax Considerations..............  S-16
Supplemental Plan of Distribution.....................................  S-24
Legal Matters.........................................................  S-25
Annex A...............................................................   A-1

                                   PROSPECTUS

About This Prospectus.................................................    ii
Note Regarding Forward-Looking Statements.............................    ii
Where You Can Find More Information...................................   iii
Incorporation of Certain Documents by References......................   iii
The Company...........................................................     1
Ratio of Earnings to Fixed Charges....................................     6
Use of Proceeds.......................................................     7
Description of Debt Securities........................................     7
Global Securities.....................................................    13
Plan of Distribution..................................................    16
Validity of Securities................................................    17
Experts...............................................................    17

                          ABOUT THIS PRICING SUPPLEMENT

         This pricing supplement describes the specific terms of the notes that we are offering and supplements the accompanying prospectus and prospectus supplement. Accordingly, this pricing supplement modifies the accompanying prospectus and prospectus supplement to the extent that it contains information that is different from or additional to the information contained therein.

         It is important for you to read and consider all information contained in this pricing supplement and the accompanying prospectus and prospectus supplement in making your decision to invest in the notes. You should also read and consider the information contained in the documents incorporated by reference into this pricing supplement and the accompanying prospectus and prospectus supplement. See "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference" in the accompanying prospectus.

         You should only rely on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement. We have not authorized anyone to provide you with information different than the information in this pricing supplement or the accompanying prospectus or prospectus supplement. Neither we nor the underwriter are making an offer to sell the notes in any jurisdiction where the offer or sale of the notes is not permitted. You should assume that the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement is accurate only as of its date or as of the date specified.

         This pricing supplement and the accompanying prospectus and prospectus supplement contain forward-looking statements. For a description of these statements and a discussion of the factors that may cause our actual results to differ materially from these statements, see "Note Regarding Forward-Looking Statements" in the accompanying prospectus and our annual report on Form 10-K filed with the Securities and Exchange Commission on March 5, 2003.

         Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to "Gillette," the "Company," "we," "us," "our" or similar references mean The Gillette Company.

                                  RISK FACTORS

         Your investment in the notes involves risk. In consultation with your own financial and legal advisors, you should carefully consider the following risks and the other information included or incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement, including the information under "Risk Factors" in the accompanying prospectus supplement and "Notes Regarding Forward-Looking Statements" in the accompanying prospectus and in our annual report on Form 10-K filed with the Securities and Exchange Commission on March 5, 2003, before deciding that an investment in the notes is suitable for you. You should not purchase the notes unless you understand and can bear the investment risks of the notes.

RISKS ASSOCIATED WITH NOTES INDEXED TO INTEREST RATE INDICES

         Because the notes are indexed to Three-Month LIBOR (as defined on page PS-4 under "Description of the Notes-Interest"), there will be significant risks not associated with a conventional fixed rate debt security, including the risk that the yield on the notes will decline as a result of decreases in prevailing interest rates. In recent years, interest rates have been declining, thereby having an adverse effect on the value of floating rate debt obligations generally. Furthermore, values of certain interest rate indices have been volatile, and volatility in those and other interest rate indices may be expected in the future.

                            DESCRIPTION OF THE NOTES


INTEREST

         Interest on the notes will accrue from October 2, 2003 or the most recent interest payment date (as defined below) to which interest has been paid or duly made available for payment, as the case may be, at a floating rate per annum equal to Three-Month LIBOR (as defined below), as determined on the determination date (as defined below) for the applicable interest period (as defined below), minus 0.30%; provided, however, that interest on the notes for any interest period may not exceed the highest rate then permitted under New York law, as the same may be modified by United States law of general application. We will be required to pay interest on the notes quarterly in arrears on January 2, April 2, July 2 and October 2 of each year, beginning on January 2, 2004 (each, an "interest payment date"), to the holders of the notes on the 15th calendar day, whether or not a business day (as defined below), preceding the applicable interest payment date. However, if any interest payment date, other than the maturity date, any redemption date or any repayment date (as each such term is defined below), falls on a day that is not a business day, then such interest payment date will be postponed to the next business day, unless such next business day falls in the next month, in which case such interest payment date will be accelerated to the preceding business day. As used herein, "interest period" means the period from, and including, the preceding interest payment date (or, in the case of the initial interest period, October 2, 2003) to, but excluding, the applicable interest payment date, maturity date, redemption date or repayment date, as the case may be. Interest on the notes will be computed on the basis of the actual number of days elapsed in the applicable interest period and a 360-day year.

         As used herein, "business day" means any day (i) other than a Saturday, Sunday, legal holiday or other day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York and (ii) that is a "London banking day", which is defined as a day on which commercial banks are open for business (including dealings in U.S. dollars) in London.

         "Three-Month LIBOR" means, with respect to any interest period, the rate for deposits in U.S. dollars for a three-month period, commencing on the first day of such interest period, that appears on Telerate Page 3750 (as defined below) at approximately 11:00 a.m., London time, on the determination date for such interest period. If this rate does not so appear on Telerate Page 3750, the calculation agent will determine the rate on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market (selected by the calculation agent) at approximately 11:00 a.m., London time, on such determination date to prime banks in the London interbank market for a period of three months, commencing on the first day of such interest period and in a principal amount equal to an amount not less than $1,000,000 that is representative for a single transaction in such market at such time. In such case, the calculation agent will request the principal London office of each of the aforesaid major banks to provide a quotation of such rate. If at least two such quotations are so provided, Three-Month LIBOR for such interest period will be the arithmetic mean of such quotations, and, if fewer than two such quotations are so provided, Three-Month LIBOR for such interest period will be the arithmetic mean of the rates quoted by major banks in The City of New York, selected by the calculation agent, at approximately 11:00 a.m., New York City time, on such determination date for loans in U.S. dollars to leading European banks for a period of three-months, commencing on the first day of such interest period and in a principal amount equal to an amount not less than $1,000,000 that is representative for a single transaction in such market at such time.

         As used herein, "determination date" means the second London banking day preceding the first day of the applicable interest period.

         "Telerate Page 3750" means the display on Moneyline Telerate (or any successor service) on page 3750 (or any other page as may replace such page on such service) for the purpose of displaying London interbank offered rates of major banks.

         The calculation agent will, upon the request of the holder of any note, provide the interest rate then in effect. The calculation agent is J.P. Morgan Trust Company, National Association until such time as we appoint a successor calculation agent. All calculations made by the calculation agent in the absence of manifest error shall be conclusive for all purposes and binding on us and the holders of the notes.

         All percentages resulting from any calculation of the interest rate with respect to the notes will be rounded, if necessary, to the nearest one-hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% being rounded to 9.87655% and 9.876544% being rounded to 9.87654%) and all dollar amounts in or resulting from any such calculation will be rounded to the nearest cent (with one-half cent being rounded upwards).

MATURITY

         The notes will mature and be payable on April 2, 2043 (the "maturity date").

         If the maturity date, any redemption date or any repayment date falls on a day that is not a business day, then the applicable payment will be made on the next business day, and no additional interest will accrue in respect of such payment made on such next business day.

OPTIONAL REDEMPTION

         We may, at our option, redeem the notes, in whole or in part (in integral multiples of $1,000), at any time and from time to time on or after April 2, 2033 at the following redemption prices (in each case expressed as a percentage of the principal amount), if redeemed during the 12-month period beginning on April 2 of any of the following years:

YEAR                                                            REDEMPTION PRICE
----                                                            ----------------

2033........................................................         105.0%
2034........................................................         104.5%
2035........................................................         104.0%
2036........................................................         103.5%
2037........................................................         103.0%
2038........................................................         102.5%
2039........................................................         102.0%
2040........................................................         101.5%
2041........................................................         101.0%
2042 and thereafter to, but excluding, maturity.............         100.5%

in each case, together with unpaid interest, if any, accrued thereon to the redemption date; provided, however, that we will be obligated to pay the interest installment due on any interest payment date occurring on or before a redemption date to the holders of the notes on the record date preceding such interest payment date.

         We must mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

         In the event of any redemption of less than all the outstanding notes, the particular notes (or portions thereof in integral multiples of $1,000) to be redeemed shall be selected by the trustee by such method as the trustee considers fair and appropriate.

REPAYMENT AT OPTION OF HOLDER

         Each note will be repayable at the option of the holder thereof, in whole or in part, on the repayment dates and at the repayment prices (in each case expressed as a percentage of the principal amount) set forth in the following table:

DATE                                                             REPAYMENT PRICE
----                                                             ---------------

April 2, 2004................................................          98%
April 2, 2005................................................          98%
April 2, 2006................................................          98%
April 2, 2007................................................          98%
April 2, 2008................................................          98%
April 2, 2009................................................          99%
April 2, 2010................................................          99%
April 2, 2011................................................          99%
April 2, 2012................................................          99%
April 2, 2013................................................          99%
April 2, 2014 and April 2 of every third year thereafter,
  commercing April 2, 2017...................................         100%

in each case together with unpaid interest, if any, accrued thereon to the repayment date; provided, however, that we will be required to pay the interest installment due on any interest payment date occurring on or before a repayment date to the holders of the notes on the record date preceding such interest payment date.

         In order for a note to be repaid, the paying agent must receive, at least 30 days but not more than 60 days prior to the repayment date, (1) such note with the form entitled "Option to Elect Repayment" on the reverse thereof duly completed or (2) a telegram, facsimile transmission or a letter from a member of a national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company in the United States setting forth:

         -   the name of the holder of such note;

         -   the principal amount of such note;

         -   the principal amount of such note to be repaid;

         - the certificate number or a description of the tenor and terms of such note;

         - a statement that the option to elect repayment is being exercised thereby; and

         - a guarantee that such note to be repaid will be transferred to the DTC account of the paying agent not later than the fifth business day after the date of such telegram, facsimile transmission or letter.

         The repayment option may be exercised by the holder of a note for less than the entire principal amount of such note but, in that event, the principal amount of such note remaining outstanding after repayment must be an integral multiple of $1,000.

         The notes are not otherwise subject to repayment at the option of holders.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The notes provide for stated interest at a single qualified floating rate (namely, Three-Month LIBOR minus 0.30%) and have an issue price equal to the total noncontingent principal payments due. Thus, for tax purposes, the notes are considered variable rate debt instruments. Under the variable rate debt instrument rules, because the notes provide for stated interest at a single qualified floating rate payable at least annually, all the interest on the notes will be qualified stated interest and the notes will not be treated as having original issue discount (as described in the accompanying prospectus supplement). In particular, the amount of qualified stated interest that accrues with respect to a note during any interest accrual period will be determined under the rules applicable to fixed rate debt instruments by assuming that the single qualified floating rate (namely, Three-Month LIBOR minus 0.30%) is a fixed rate equal to the value of the single qualified floating rate (namely, Three-Month LIBOR minus 0.30%) as of the original issue date of such note. The qualified stated interest allocable to an accrual period will be increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period pursuant to the foregoing rules. You are required to include qualified stated interest payments in income as interest either when you accrue or receive those payments, depending on your accounting method for tax purposes.

         The notes give us the unconditional right to redeem the notes at a premium (as described under "Description of the Notes-Optional Redemption"). If we were to redeem the notes, the yield on the notes would be greater than it would otherwise be. Thus, under special rules governing this type of unconditional option, for tax purposes, we will be deemed not to have exercised our right to redeem, and the possibility of this redemption premium will not affect the amount of income you recognize in advance of your receipt of any such redemption premium.

         Prospective investors seeking to treat the notes as "qualified replacement property" for purposes of section 1042 of the Internal Revenue Code of 1986, as amended (the "Code"), should be aware that section 1042 requires the issuer to meet certain requirements in order for the notes to constitute qualified replacement property. In general, qualified replacement property means any security issued by a domestic operating corporation which did not, for the taxable year preceding the taxable year in which such security was purchased, have "passive investment income" in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the "passive income test"). For purposes of the passive income test, where the issuing corporation is in control of one or more corporations, all such corporations are treated as one corporation (the "affiliated group") for the purposes of computing the amount of passive investment income under section 1042.

         We believe that less than 25 percent of the gross receipts of our "affiliated group" is "passive investment income" for the taxable year ended December 31, 2002. In making this determination, we have made certain assumptions and used procedures which we believe are reasonable. We cannot give any assurance as to whether we will continue to meet the passive income test. It is, in addition, possible that the IRS may disagree with the manner in which we have calculated our affiliated group's gross receipts (including the characterization thereof) and passive investment income and the determination expressed above. Prospective purchasers of the notes should consult with their own tax advisors with respect to these and other tax matters relating to the notes.

         Prospective investors should consult the summary describing the material U.S. federal income tax consequences of ownership and disposition of the notes contained under "Material United States Income Tax Considerations" in the accompanying prospectus supplement.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

         Subject to certain conditions, Morgan Stanley & Co. Incorporated, the underwriter, has agreed to purchase from us as principal $25,000,000 of notes.

         Notes sold by the underwriter to the public will initially be offered at the initial public offering price set forth on the cover of this pricing supplement. After the initial public offering of the notes, the underwriter may change the offering price and other selling terms.

         We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make in respect thereof.

         In the ordinary course of their businesses, the underwriter and its respective affiliates have engaged, and may in the future engage, in investment and commercial banking transactions with us and with certain of our affiliates.

================================================================================





                                   $25,000,000





                              THE GILLETTE COMPANY

                          FLOATING RATE NOTES DUE 2043




                             -----------------------

                               PRICING SUPPLEMENT

                             -----------------------





                                 MORGAN STANLEY





                               NOVEMBER 21, 2003




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